UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                                          OMB Number: 3235-0058
                                   FORM 12b-25

                             SEC FILE NUMBER: 001-16423
                             CUSIP NUMBER: 450083 10 0

                            NOTIFICATION OF LATE FILING
(Check One): [ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K  [X] Form 10-QSB
             For Period Ended:       December 31, 2005

             [ ] Transition Report on Form 10-KSB
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Full Name of Registrant: ISA INTERNATIONALE INC.
Former Name if Applicable: none

2560 RICE STREET
Address of Principal Executive Office (Street and Number):
ST. PAUL, MN             55113
City,   State          Zip Code:
Telephone number: (651) 483-3114

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

On November 23, 2005, we filed Form 8-K announcing the engagement of DeJoya Griffith & Company LLC, Certified Public Accountants and Consultants, as our principal certifying accountant. DeJoya Griffith & Company LLC firm is based in Henderson, Nevada. DeJoya Griffith & Company will be performing the annual audit of ISA Internationale Inc. and subsidiaries financial statements for the fiscal year ending September 30, 2005 and quarters ended December 31, 2005, March 31, 2006 and June 30, 2006. The company's annual report form 10KSB was previously filed on January 13, 2006.

The Company's new auditing firm needs additional time beyond our due date of February 14, 2006 to complete their review of the Company's records for the quarter ended December 31, 2005. Due to these recent events, the Registrant requests an extension of time to file its Form 10-QSB Report, as it could not complete the filing of its Form 10-QSB Report on or before the prescribed due date without unreasonable effort. The Company expects to file Form 10-QSB for the quarter ending December 31, 2005 on or before February 20, 2006.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of contact person in regard to this notification:
Bernard L. Brodkorb, Jr.       (651)      483-3114
      (Name)              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If answer is no, identify report(s).  [x] Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [x] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable Estimate of the results cannot be made.

ISA INTERNATIONALE INC.
(Name of Registrant)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2006
By:

/s/Bernard L. Brodkorb
President, Chief Executive Officer, and Chief Financial Officer
ISA Internationale Inc.